

Mail Stop 3720

November 16, 2016

Michelle Rico
Chief Executive Officer
Proto Script Pharmaceutical Corp.
9830 6th Street, Suite 103
Rancho Cucamonga, CA 91730

      Re: **Proto Script Pharmaceutical Corp.**
               Amendment No. 2 to Form 8-K
               Amendment No. 1 to Form 10-K for Fiscal Year Ended May 31, 2016
               Filed November 7, 2016
               File No. 333-175146

Dear Ms. Rico:

We have reviewed your filings and have the following comments.

Please respond to these comments within ten business days by providing the requested information or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed November 7, 2016

1.   In your correspondence dated September 8, 2016, you stated your intention to change your year-end date to December 31, the fiscal year-end of the accounting acquirer. If true, please file an Item 5.03 of Form 8-K to provide the disclosure of such change.

Form 10-Q

2.   In light of your change in fiscal year end, please file Form 10-Qs for the quarters ended June 30, 2016 and September 30, 2016.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications